UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            FORM 12b-25

                  Commission File Number 814-55

                    NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

               For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[.] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                             PART I
                      REGISTRANT INFORMATION

Technology Funding Venture Partners IV, L.P.             N/A
--------------------------------------------  --------------------------
         Full name of registrant               Former name if applicable

1107 Investment Blvd., Suite 180        Eldorado Hills, California 95762
-------------------------------------   --------------------------------
Address of principal executive office       City, State and Zip Code
 (Street and Number)

                            PART II
                     RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
[x] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Partnership is currently awaiting an opinion from the Partnership's attorney that management and the Partnership's certified independent public accountants have deemed essential to completing Form 10-Q as it could materially change the financial information provided within Form 10-Q for the quarter ended September 30, 2004. The opinion is expected to be received in time to allow for Form 10-Q to be filed within the five calendar day extension.

                                 PART IV
                            OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ken Stevens              (505)         982-2200
----------------------------   ---------   ------------------
           (Name)             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SIGNATURE




Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

               Technology Funding Venture Partners IV,
               An Aggressive Growth Fund, L.P.

               By:  Technology Funding Inc.
                    Technology Funding Ltd.
                    Managing General Partners



Date:  November 15, 2004    By: /s/ Charles R. Kokesh
                                ---------------------
                                  Charles R. Kokesh
                                  President, Chief Executive Officer,
                                  Chief Financial Officer and Chairman
                                  of Technology Funding Inc. and
                                  Managing General Partner of
                                  Technology Funding Ltd.

Technology Funding Venture Partners IV, L.P.
(a Delaware limited partnership)

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